Exhibit 12.1

KLA-Tencor Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended June 30,
(in thousands, except ratios)	2008	2007	2006	2005	2004
Earnings:
Income before income taxes and minority interest	$560,234	$677,235	$377,858	$583,076	$270,388
Add back fixed charges:
Interest expense	10,767	2,781	2,175	1,750	519
Amortization of bond issuance costs	123	0	0	0	0
Interest portion of rental expense	3,824	3,243	2,788	3,891	4,141

Total adjusted earnings	574,948	683,259	382,821	588,717	275,048
Fixed charges:
Interest expense	10,767	2,781	2,175	1,750	519
Amortization of bond issuance costs	123	0	0	0	0
Interest portion of rental expense	3,824	3,243	2,788	3,891	4,141

Total fixed charges	14,714	6,024	4,963	5,641	4,660
Ratio of earnings to fixed charges	39.1	113.4	77.1	104.4	59.0

For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding (a) the earnings from continuing operations before income taxes and minority interest, and (b) fixed charges. Fixed charges for these purposes include (a) interest expense, (b) amortization of bond issuance costs, and (c) one-third of rental expense, which KLA-Tencor considers to be reasonable approximation of the interest factor included in rental expense.